UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Circle Optics, Inc.

Legal status of issuer

Form

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

December 1, 2017

Physical address of issuer

260 E. Main St. , Suite 6106, Rochester , NY 14604

Website of issuer

www.circleoptics.com

Name of co-issuer

Circle Optics, Inc. I/I EB a series of Wefunder SPV, LLC

Legal status of co-issuer

Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 24, 2023

Physical address of co-issuer
4104 24TH ST , PMB 8113, San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
16

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$317,373.00	$393,923.00
Cash & Cash Equivalents	$49,660.00	$231,637.00
Accounts Receivable	$70,181.00	$86,237.00
Short-term Debt	$1,241,255.00	$1,033,619.00
Long-term Debt	$324,611.00	$1,227,024.00
Revenues/Sales	$1,635,320.00	$1,620,257.00

Cost of Goods Sold	$1,335,821.00	$1,253,077.00
Taxes Paid	$0.00	$0.00
Net Income	$518,841.00	$629,355.00

April 24, 2024

FORM C-AR

Circle Optics, Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Circle Optics, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.circleoptics.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file

in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current

facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Circle Optics, Inc. (the "Company") is a Delaware Corporation, formed on December 1, 2017.

The Company is located at 260 E. Main St. , Suite 6106, Rochester , NY 14604.

The Company's website is www.circleoptics.com.

The information available on or through our website is not a part of this Form C-AR.

Circle Optics, Inc. I/I EB a series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on January 24, 2023.

The Co-Issuer is located at 4104 24TH ST , PMB 8113, San Francisco, CA 94114 .

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Circle Optics is the world's only stitch-free panoramic multi-camera system. One-click and done. We work on 360-degree imaging that impacts safety and democratizing experience!

RISK FACTORS

Risks Related to the Company's Business and Industry

Our Company is built around a core IP Portfolio.
There is the potential of a large competitor to challenge our portfolio.

Potential of a major break through in stitching or computing technology which increases the viability of our competitors.

Hardware projects are known to run over.
A delay in product delivery could lead to expense overruns.

We have a capital intensive design and manufacturing process.
With the retraction of the economy, an inability to raise future round would hinder growth.

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000.
Management belives that the financial institution is financially sound and the risk of loss is low.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retraining other personnel we require to successfully grow our business.

An investor in the company will likely hold a minority position in the company, and thus be limited as to its ability to control or influence the governance operations of the company.

The marketability and value of the investors interest in the company will depend upon many factors outside the control of the investor.
The company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the company.

Following the Investors Investment in the company, the company may sell interests to additional investors, which will dilute the percentage interest of the investor in the company.
The investor may have the opportunity to increase investment in the company in such a

The investor may have the opportunity to increase investment in the company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the company.

The declining of an opportunity or the inability of the investor to make a follow-on investment, may result in substantial dilution of the investor's interest in the company.

Additional issuances of securities

Following the investors investment in the company, the company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The Investor may have the opportunity to increase its investment in the company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the company, if any, will depend upon the maturity and objectives of the company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the company.

Issuer repurchases the securities.

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the company concurrently.

A sale of the issuer or of assets of the issuer.

As a minority owner of the company, the investor will have limited or no ability to influence a potential sale of the company or a substantial portion of its assets. Thus, the investor will reply upon the executive management of the company and the Board of Directors of the Company to manage the company so as to maximize value for shareholders. Accordingly, the success of the investor's investment in the company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the company, will be equal to or exceed the value of the investor's initial investment of the company.

Transactions with related parties.

The investor should be aware that there will be occasions when the company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the company will be guided by their good faith judgement as to the company's best interests. The company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arms-length, but will be in all cases consistent with the duties of the management of the company to its shareholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability airing from the existence of any such conflict of interest.

We are now considering AI content a potential risk factor.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Circle Optics is the world's only stitch-free panoramic multi-camera system. One-click and done. We work on 360-degree imaging that impacts safety and democratizing experience!

Business Plan - The Company

For a description of our business plan, please refer to Appendix A attached to the Form C filed with the SEC.

Business Plan - The Co-Issuer

Circle Optics, Inc. I/I EB a series of Wefunder SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in

one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State

and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Panoramic multi-camera system	World's first distortion-free panoramic camera	Robotics/drone industry, Aerospace/defense, and Immersive experiences/media

Within the next five years, Circle Optics believes we will be positioned as the premier brand robotics, aerospace, and entertainment industries go to when incorporating panoramic vision into their appliances. Forward-looking projections can't be guaranteed.

Competition

The Company's primary competitors are Other cameras on the market.

Other cameras rely on overlapping circular fields-of-view which contain parallax (perspective distortion) where they meet. Circle Optics uses polygonal (non-circular) lenses with polygonal fields-of-view that align along their edges without overlap or parallax distortion, and therefore produce a perfect video capable of being live-streamed without corrective software. This fundamental breakthrough in the way optical systems work provides benefits in any field currently relying on wide field-of-view imaging.

Supply Chain and Customer Base

Space Force, NASA, Air Force, NSF and more.

Intellectual Property

Patents

Patent or App. #	Status	Title
US 10,341,559	Issued 7/2/2019.	Imaging System, Method, and Applications
US 10,659,688	Issued 5/19/2020.	Imaging System, Method, and Applications
US 11,363,194	Issued 6/14/2022.	Imaging System, Method, and Applications
US 20220272261	Partial Allowance, 3/15/2023.	Imaging System, Method, and Applications
29/712,798	Partial Allowance, 2/16/2023.	Panoramic Imaging System
US 20220357645, WO 2020263865	US 12/23/2021, PCT 6/23/2020.	Opto-Mechanics of Panoramic Capture Devices with Abutting Cameras
US 20220357646, WO 2020263867	US 12/23/2021, PCT 6/23/2020.	Multi-camera Panoramic Image Capture Devices with a Faceted Dome

US 20220252848, WO 2020263868	US 12/23/2021, PCT 6/23/2020.	Lens Design for Low Parallax Panoramic Camera Systems
US 20230152672, WO 2021133843	US 8/30/2022, PCT 12/22/2020	Mounting Systems for Multi-Camera Imagers
US 20230090281, WO 2021163071	US 8/10/2022, PCT 2/9/2021.	Panoramic Camera System for Enhanced Sensing
WO 2021262768	US 12/21/2022, PCT 6/22/2021.	Low Parallax Imaging System with an Internal Space Frame
WO 2022173515	PCT Filed 12/2021.	Low Parallax Lens Design with Improved Performance
29/891,242	US filed 5/4/2023	Multi-camera Imaging System
US Prov. 65/513,707	US filed 7/14/2013	Image Rendering for Adjacent Low Parallax Cameras
US Prov. 65/513,721	US filed 7/14/2013	Visor Type Camera Array Systems

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 260 E. Main St. , Suite 6106, Rochester , NY 14604

The Company has the following additional addresses: none

The Company conducts business in New York State.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Zakariya Niazi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Founder, 2017-Present

CEO and Founder, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Circle Optics, CEO and Founder, 2017-Present One Zero Capital, Front End Developer, 2014-2016

Education

University of Rochester, Bachelor of Science Edgemont High School, High School Diploma Wharton School of Business

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Zakariya Niazi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Founder, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Circle Optics, CEO and Founder, 2017-Present One Zero Capital, Front End Developer, 2014-2016

Education

University of Rochester, Bachelor of Science Edgemont High School, High School Diploma Wharton School of Business

---

Name

Ian Gauger

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President and COO, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Circle Optics, Vice President and COO, 2019-Present Director of Operations, 2019-2020

Education

Rochester Institute of Technology, Master of Architecture University of Rochester, Bachelor of Arts

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 16 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Series Seed Preferred Stock
Amount outstanding	1,500,000
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Common Stock
Amount outstanding	312,000
Voting Rights	Yes

Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class F
Amount outstanding	7,500,000
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Warrants
Amount outstanding	0
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options
Amount outstanding	0
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	101,977
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed-2 Preferred Stock
Amount outstanding	36,925
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed-3 Preferred Stock
Amount outstanding	505,161
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed-4 Preferred Stock

Type of security	Series Seed-4 Preferred Stock
Amount outstanding	795,340
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series Seed-5 Preferred Stock
Amount outstanding	171,776
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	Small Business Administration
Amount outstanding	$9,874
Interest rate and payment schedule	3.75% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2050

Other material terms	

Type of debt	Loan
Name of creditor	ANZY Management
Amount outstanding	$9,751.25
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$120,000.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Line of credit
Name of creditor	Canandaigua National Bank
Amount outstanding	$0.00
Interest rate and payment schedule	Prime + 0.5% interest on the principal monthly.
Amortization schedule	
Describe any collateral or security	
Maturity date	

Other material terms	

The total amount of outstanding debt of the company is $139,889.74.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	1,500,000	$750,000	General Operations	March 1, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$350,000	General Operations	March 1, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$350,000	General Operations	August 1, 2021	Section 4(a)(2)
Other		$500,000	General Operations	October 1, 2021	Other
Preferred Stock	138,902	$208,133.00	Full-time engineer, Wefunder fees, sales	January 25, 2023	Regulation CF

			employee, marketing		

Ownership of the Company

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Zakariya Niazi	67.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,635,320	$0	$0

Operations

For the period ending December 31, 2023, the company had revenues of $1,635,320. As of December 31, 2021, the Company had total assets of $317,373 including $49,660 in cash.

We are using Data-Driven Decision Making to focus our efforts, improve efficiency, optimize our workforce, and ultimately drive profitability.

Liquidity and Capital Resources

On January 25, 2023 the Company conducted an offering pursuant to Regulation CF and raised $208,133.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We do not have additional sources of capital other than the proceeds from the offering. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Zakariya Niazi
Relationship to the Company	Founder/CEO
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	None

Benefits or compensation received by Company	None
Description of the transaction	Loan
Related Person/Entity	ANZY Management
Relationship to the Company	Company owned by family member of founder
Total amount of money involved	$9,751.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Loan

Company Securities

Related Person/Entity	ANZY Management
Relationship to the Company	Company owned by family member of founder
Total amount of money involved	$750,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Priced round

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Zakariya Niazi
_____
(Signature)

Zakariya Niazi
_____
(Name)

CEO, Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ _____
(Signature)

_____
(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Zakariya Niazi
_____
(Signature)

Zakariya Niazi
(Name)

CEO, Founder
(Title)

(Date)

/s/Ian Gauger
(Signature)

Ian Gauger
(Name)

Vice President and COO
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer



Circle Optics, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Compilation Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
Circle Optics, Inc.

Management is responsible for the accompanying financial statements of Circle Optics, Inc., which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of operations, shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 16, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	49,660	231,637
Accounts Receivable	70,181	86,237
Other Receivable - Related Party	1,453	-
Deposits	1,000	5,314
Parts Inventory	149,769	31,892
Other Current Assets	16,361	4,150
Total Current Assets	288,423	359,230
Non-current Assets		
Equipment, net of Accumulated Depreciation	28,949	34,693
Total Non-Current Assets	28,949	34,693
TOTAL ASSETS	317,373	393,923
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	148,211	84,294
Credit Cards Payable	2,091	29,489
Accrued Interest	2,302	-
Revolving Lines of Credit	-	50,000
EIDL - Current Portion	588	588
Loan Payable - Related Party	9,751	9,751
Notes Payable	175,000	25,000
Convertible Notes	120,000	-

Convertible Notes		
Deferred Revenue	705,202	388,716
Accrued Bonuses	-	430,916
Other Accrued Expenses	78,111	14,864
Total Current Liabilities	1,241,255	1,033,619
Long-term Liabilities		
EIDL - Non-Current Portion	9,286	9,498
Future Equity Obligations (SAFE Notes)	-	925,000
Other Long Term Liabilities	315,326	292,526
Total Long-Term Liabilities	324,611	1,227,024
TOTAL LIABILITIES	1,565,867	2,260,643
EQUITY		
Common Stock	783	781
Preferred Stock	311	150
Additional Paid in Capital	2,547,783	1,410,880
Accumulated Deficit	(3,797,372)	(3,278,531)
Total Equity	(1,248,494)	(1,866,720)
TOTAL LIABILITIES AND EQUITY	317,373	393,923

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	1,635,320	1,620,257
Cost of Revenue	1,335,821	1,253,077
Gross Profit	299,499	367,180
Operating Expenses		
Advertising and Marketing	260,179	230,430
General and Administrative	1,971	50,829
Research and Development	421,464	708,521
Patents	127,771	82,017
Depreciation	12,638	7,398
Total Operating Expenses	824,023	1,079,195
Operating Income (loss)	(524,524)	(712,015)
Other Income		
Interest Income	-	-
Other	13,667	38,965
Total Other Income	13,667	38,965
Other Expense		
Interest Expense	7,984	(43,695)
Other	-	-
Total Other Expense	7,984	(43,695)
Earnings Before Income Taxes	(518,841)	(629,355)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(518,841)	(629,355)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(518,841)	(629,355)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	12,638	7,398
Changes in operating assets and liabilities:		
Accounts Receivable	13,151	191,365
Other Receivable - Related Party	1,453	-
Deposits	4,314	16,182
Parts Inventory	(117,877)	21,999
Other Current Assets	(12,211)	1,105
Accounts Payable	63,917	(19,277)
Credit Cards Payable	(27,398)	13,549
Accrued Interest	2,302	(44,905)
Accrued Bonuses	(430,916)	133,966
Other Long Term Liabilities	(92,200)	4,238
Deferrred Revenue	316,487	388,716
Other Accrued Expenses	63,246	14,864
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(203,095)	729,200
Net Cash provided by (used in) Operating Activities	(721,936)	99,845
INVESTING ACTIVITIES		
Equipment	(6,895)	(34,657)
Net Cash provided by (used by) Investing Activities	(6,895)	(34,657)
FINANCING ACTIVITIES		
Issuance of Common Stock	3,938	77,875

Issuance of Preferred Stock	208,129	-
Capital Contributions	-	200,000
Revolving Lines of Credit Draws	492,706	190,000
Revolving Lines of Credit Payments	(542,706)	(140,000)
Proceeds from Debt	264,788	-
Payments on Debt	-	(105,040)
Payments on Debt - Related Party	-	(15,000)
Convertible Notes	120,000	-
Net Cash provided by (used in) Financing Activities	546,854	207,835
Cash at the beginning of period	231,637	(41,387)
Net Cash increase (decrease) for period	(181,977)	273,023
Cash at end of period	49,660	231,637

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	8,422,500	779	1,500,000	150	1,133,008	(2,649,176)	(1,515,239)
Equity-Based Compensation	113,500	3	-	-	77,872	-	77,875
Additional Paid in Capital	-	-	-	-	200,000	-	200,000
Net Income (Loss)	-	-	-	-	-	(629,355)	(629,355)
Ending Balance 12/31/2022	8,536,000	781	1,500,000	150	1,410,880	(3,278,531)	(1,866,720)
Equity-Based Compensation	18,750	2	-	-	3,936	-	3,938
Conversion of SAFE Notes	-	-	1,472,277	147	924,853	-	925,000
Issuance of Preferred Stock	-	-	138,902	14	208,115	-	208,129
Net Income (Loss)	-	-	-	-	-	(518,841)	(518,841)
Ending Balance 12/31/2023	8,554,750	783	3,111,179	311	2,547,783	(3,797,372)	(1,248,494)

Circle Optics, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Circle Optics, Inc. ("the Company") was formed in Delaware on December 1st, 2017. The Company earns revenue through the development and eventual sale of novel panoramic imaging systems for Defense, Aerospace, Robotics, and Immersive media. The Company is headquartered in Rochester, NY, and all customers are located in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

To date, the Company's revenues have come from service oriented, NRE (non-recurring engineering) contracts which will often come with a series of traunched milestone payments. Revenue is recognized as over the life of the contract as services are performed and milestones achieved. Money received ahead of a service or milestone are shown as deferred revenue until the time the service is performed, or the milestone achieved. As of December 31, 2023 and 2022, the Company had respective deferred revenue of $705,202 and $388,716 where cash was received with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand,

competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	3 - 5	52,209	(23,260)	-	28,949
Grand Total	-	52,209	(23,260)	-	28,949

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. In 2022, the Company received a 409A valuation report conducted by an independent third party

which determined the fair market value of one share of Common Stock to be $0.15. Management has decided to utilize this value for subsequent granting of awards; however, actual results could vary significantly from the valuation report. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	636,500	$ 0.576	$ -
Granted	1,060,000	$ 0.150	$ -
Exercised	-	$ -	$ -
Expired/cancelled	(606,500)	$ 0.560	
Total options outstanding, December 31, 2022	1,090,000	$ 0.169	$ -
Granted	20,000	$ 0.210	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-	$ -	
Total options outstanding, December 31, 2023	1,110,000	$ 0.170	$ -
Options exercisable, December 31, 2023	332,333	$ 0.584	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	305,207	$ 0.644
Granted	1,060,000	$ 0.150
Vested	(561,186)	$ 0.150
Forfeited	(275,207)	$ 0.627
Nonvested options, December 31, 2022	528,814	$ 0.150
Granted	20,000	$ 0.210
Vested	(177,686)	$ 0.150
Forfeited	-	$ -
Nonvested options, December 31, 2023	371,128	$ 0.153

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. The Company has a single warrant outstanding that allows the holder to purchase from the Company duly authorized, validly issued fully paid and non-assessable shares of Common Stock equal to 4% of the Common Stock of the Company on a fully-diluted and as converted to Common Stock basis outstanding on the date of issuance of this Warrant at a purchase price of $1.00. The Warrant expires in 2032.

Management considers the equity-based compensation expense for 2023 and 2022 to be negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this

method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company received short-term loans from a related party to help pay for expenses. These loans are due upon demand and bear no interest. The total ending balance for the related party loans was $9,751 as of December 31, 2023 and 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

In March 2020, the Company entered into a convertible note agreement for $350,000 for the purposes of funding operations. The interest on the note was 7.00%. The amount was to be repaid at the demand of the holder prior to conversion with a maturity in 2022; however, upon maturity, this convertible note was restructured into a SAFE Note.

In October and November 2023, the Company entered into additional convertible note agreements for a total principal balance of $120,000 bearing interest rates of 12.00%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. The notes are convertible into shares of the Company's Common Stock at a 20.00% discount during a change of control or qualified equity financing event. These notes are each subject to a Valuation Cap of $20M.

Simple Agreements for Future Equity (SAFE) – From 2019 through the period ending December 31, 2023, the Company entered into numerous SAFE agreements with third parties for a total principal balance of $925,000. The convertible note disclosed above with its principal balance of $350,000 has converted to such an agreement in 2023. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified equity financing or change of control event at a 20.00% discount. Each agreement is subject to a valuation cap ranging from $5M – 8.5M. In 2023, a total of $925,000 worth of SAFE agreements converted into 1,472,277 shares of Preferred Stock.

Lines of Credit – In 2023 and 2022, the Company received two (2) lines of credit with a total maximum draw of $350,000. These lines of credit accrued interest of WSJ Prime + 0.5% upon any outstanding principal balance and were both fully repaid in 2023, resulting in a total ending balance of $0 and $50,000 as of December 31, 2023 and 2022, respectively.

Economic Injury and Disaster Loan (EIDL) – In July 2020, the Company received an EIDL in the amount of $10,000 with an interest rate of 3.75% and a maturity in July 2050. This loan requires monthly payments of $49, resulting in a total ending balance of $9,874 and $10,086 as of December 31, 2023 and 2022, respectively.

Notes Payable – In 2023 and 2017, the Company entered into multiple unsecured loan agreements for a total principal balance of $175,000. These loans bear no interest rate and either mature in 2024 or upon demand. The total ending balance of these loans was $175,000 and $25,000 as of December 31, 2023 and 2022, respectively.

Please see Note 3 regarding loans involving related parties.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Lines of Credit	-	WSJ + 0.5%	N/A	-	-	-	-	-	50,000	50,000	-
EIDL	9,874	3.75%	2050	588	9,286	9,874	-	588	9,412	10,000	86
Loan Payable - Related Party	9,751	N/A	On Demand	9,751	-	9,751	-	9,751	-	9,751	-
Notes Payable	175,000	N/A	On Demand - 2024	175,000	-	175,000	-	25,000	-	25,000	-
Convertible Notes	120,000	12.00%	On Demand - 2024	120,000	-	120,000	-	-	-	-	-
SAFE Notes	-	N/A	N/A	-	-	-	-	-	925,000	925,000	-
Total				**305,340**	**9,286**	**314,625**	**-**	**35,339**	**984,412**	**1,019,751**	**86**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	305,340
2025	588
2026	588
2027	588
2028	588
Thereafter	6,934

NOTE 6 – EQUITY

In 2023, the Company amended its Articles of Incorporation to increase the number of authorized shares of Common Stock to 15,600,000 with a par value of $0.00001 per share, and shares of Preferred Stock to 3,600,974 with a par value of $0.00005 per share.

A total of 8,554,750 and 8,536,000 shares of Common Stock were issued and outstanding as of December 31, 2023 and 2022, respectively. Of these shares, 18,750 and 113,500 were issued as equity-based compensation in 2023 and 2022, respectively (please see "Equity Based Compensation" note for further information).

A total of 3,111,179 and 1,500,000 shares of Preferred Stock were issued and outstanding as of December 31, 2023 and 2022, respectively. Please see Note 5 regarding the conversion of SAFE Notes.

Voting: Holders of Common Stock are entitled to one vote per share. Holders of Class F Common Stock, and holders of Preferred Stock are entitled to two (2) votes per share.

Dividends: All stockholders are entitled to receive dividends on a pro rata basis when declared by the Board of Directors. No dividends have been declared as of December 31, 2023.

Conversion: Holders of Preferred Stock have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the holders of Common Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 16, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, may continue to generate losses, has experienced negative cash flows from operating activities in 2023, and negative working capital in both 2023 and 2022. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Customer Concentration

Customer concentration risk refers to the potential vulnerability an entity faces when a significant portion of its revenue is derived from a limited number of sources. Any adverse changes in the business relationships, financial health, or purchasing decisions of those key customers could have a significant impact on the Company's overall financial performance. In 2023 and 2022, 100% of the Company's revenue was derived from government contracts. The Company has plans to expand its customer base once enough capital has been raised.



Sophie Wang <sophie@wefunder.com>   Tue, Apr 18, 2023, 12:28 PM

to me, Chris, Jake, Eric, Compliance ▾

Hey Peyton,

Thank you for this!

I have discussed with our compliance team. Given that the law is ambiguous on this issue, we take the stance that financials are not needed for the SPV. We have a hard time believing the SEC intended issuers who use an SPV for their raises to waste time and money on financials that would be all 0s.

We appreciate your understanding and look forward to continuing our partnership.

Thanks,
Sophie